Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.:0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a copy of an updated response that will be used by Cooper management in connection with inquiries regarding the lawsuit filed by Bausch & Lomb against Ocular Sciences announced on October 5, 2004.

Cooper response to inquires regarding the lawsuit filed by

Bausch & Lomb against Ocular Sciences

Prior to entry into the merger agreement, Cooper was advised that Ocular had received a letter from Bausch & Lomb suggesting that Ocular’s Biomedics® toric lens product and its private label equivalent may infringe upon Bausch & Lomb’s U.S. Patent 6,113,236, relating to toric contact lenses having optimized thickness profiles. On October 5, 2004, Bausch & Lomb filed a lawsuit against Ocular in the U.S. District Court for the Western District of New York alleging that Ocular’s Biomedics® toric soft contact lens and its private label equivalents infringe such patent. The complaint seeks an award of damages, including unspecified multiple damages, attorney’s fees and costs and an injunction preventing the alleged infringement. Discovery has not yet commenced, but based on an initial review of the complaint and the patent, as well as other relevant information, Ocular has stated that it believes this lawsuit is without merit and plans to conduct a vigorous defense. While Ocular and Cooper do not believe that the Bausch & Lomb litigation will have a material adverse effect on the combined company, intellectual property litigation is subject to inherent uncertainty, and is costly to defend regardless of the ultimate outcome. Based upon an initial review of the complaint and other relevant information, Cooper does not believe the lawsuit is material to the acquisition or to the combined company.

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In connection with Cooper’s proposed merger with Ocular Sciences, Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular Sciences in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.